SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

CAPT. RAY CONWAY TO REPLACE MIKE O'BRIEN
AS SAFETY DIRECTOR ON BOARD OF RYANAIR HOLDINGS PLC

The Board of Ryanair Holdings plc today (Wed. 10 Sept.) announced that Capt. Ray Conway has agreed to join the Board to replace Mike O'Brien as a Non-Exec. Director with oversight of Air Safety effective from 1 Oct. 2025.

Capt. Conway, an Irish national, has a long and distinguished career in the aviation industry.  After serving 13 years as a pilot in the Irish Air Corps, Ray joined Ryanair in 1987 and served as Chief Pilot from 2002 until his retirement in 2020.  Since then, Ray has provided consultancy services on operational and safety matters to a number of large, international, airlines (incl. Ryanair).

Ryanair Chairman Stan McCarthy said:

"We are delighted that Capt. Ray Conway has accepted our invitation to join the Board of Ryanair Holdings plc from 1 Oct. 2025.  He will replace Capt. Mike O'Brien with oversight of Air Safety and advising the Board on all issues relating to Air Safety.  Ray brings enormous aviation and safety experience to this role.  We look forward to working with him on the Board over the coming years."

ENDS
For further info
please contact:                        Ryanair Press Office
                                                 T: +353-1-9451799
     E: press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 10 September, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary